UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

In February 2015, Sanofi issued the statements attached hereto as Exhibits 99.1 to 99.3 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated February 19, 2015: Sanofi Appoints Olivier Brandicourt as Chief Executive Officer.

Exhibit 99.2	Press release dated February 18, 2015: Sanofi and Lead Pharma to Develop Treatments for Autoimmune Diseases.

Exhibit 99.3

Press release dated February 17, 2015: ENGAGE Randomized Clinical Trial Evaluating Cerdelga® (eliglustat) for Treatment-Naïve Patients with Gaucher Disease Type 1 Published in The Journal of the American Medical Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 20, 2015	SANOFI

	By	/S/ John Felitti
		Name:	John Felitti
		Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated February 19, 2015: Sanofi Appoints Olivier Brandicourt as Chief Executive Officer.

Exhibit 99.2	Press release dated February 18, 2015: Sanofi and Lead Pharma to Develop Treatments for Autoimmune Diseases.

Exhibit 99.3

Press release dated February 17, 2015: ENGAGE Randomized Clinical Trial Evaluating Cerdelga® (eliglustat) for Treatment-Naïve Patients with Gaucher Disease Type 1 Published in The Journal of the American Medical Association.